Exhibit 99.13

ANNUAL REPORT 2010

clear thinking
clear solutions

letter to shareholders

Burcon enjoyed another year of progress, making significant developments on a number of fronts for our CLARISOY® and important advancements for our Supertein™ and Puratein® as well.

During the past year, we focused our efforts on commercializing our CLARISOY® soy protein isolate:

a revolutionary soy protein isolate which is 100% soluble, completely transparent in acidic solutions and without the characteristic “beany” taste of traditional soy.

We put in place a number of material transfer agreements and confidential disclosure agreements with some of the world’s largest food, beverage and protein ingredient companies to demonstrate CLARISOY®’s unique properties and market potential. Our aim from these activities is to secure an alliance with one or more global companies to produce, market and sell our CLARISOY® soy protein isolate. As part of this process, we completed a pre-feasibility study for the construction and commissioning of an initial CLARISOY® production facility.

Our activities in this regard have been rewarded as there has been continued interest from potential partners for the exclusive sale – on a global basis – of Burcon’s CLARISOY® soy protein isolate to food and beverage manufacturers and nutritional supplement companies.

On April 8, 2010, we announced that the U.S. Food and Drug Administration (the “FDA”) has formally acknowledged the receipt of our GRAS notification for our Puratein® and Supertein™ canola protein isolates, marking a significant milestone in the commercialization process of our canola proteins. At the time of writing, we expect that the FDA will respond to our submission within the quarter. Burcon believes that an FDA “no-objection” letter is an important step required before we could begin the process of marketing and selling of Puratein® and Supertein™ canola protein isolates.

During the past year we also invested significant resources in expanding and strengthening our intellectual property portfolio. As our key asset, we continue to work to protect the commercial opportunity from our plant protein extraction and purification technologies. During the year, our patent portfolio increased to 132 issued patents of which 19 are U.S. patents. A significant increase from last year’s 78 issued patents of which eight were U.S. patents. As of today’s date we also have over 200 additional pending patent applications of which 67 are U.S. patent applications.

Since September 2009, we welcomed three new members to our Board of Directors, Dr. Lawrence Wang, Dr. D. Lorne Tyrrell and Mr. Alan Chan. These three appointments added important perspective and experience to our existing board. The combined expertise of our expanded board of directors will facilitate the ongoing commercialization activities of Burcon’s protein ingredients.

Two more important accomplishments in 2010 both involved capital market activities. First, we raised $16.9 million through a public offering and second, concurrent with that public offering Burcon graduated to the Toronto Stock Exchange.

We are excited to move forward to another fruitful year. The growing demand for nutritious and functional plant proteins sets the stage for Burcon’s market penetration. In addition to the growing health and wellness trend, the demand for sustainable solutions in the food production industry continues to grow. Food and beverage manufacturers are demanding more cost-effective and sustainable alternatives to meat and dairy products in order to feed our growing population, further fuelling the opportunity for our sustainable plant protein ingredients.

In the coming year Burcon will concentrate its efforts on establishing a strategic alliance to develop a first commercial production facility as well as for the sale, distribution and marketing of CLARISOY®. In addition, we will continue the commercialization process of Puratein® and Supertein™ through the existing license and development agreement with ADM.

In closing, I would like to thank you, my fellow shareholders, for your continued support of Burcon’s vision. Our board of directors, our management team, our research team and all of our staff remain dedicated to bringing our innovative technologies and products to market. I look forward to 2011 with confidence and enthusiasm as we continue the commercialization of our revolutionary products. We are prepared to overcome the challenges we may face and to seize opportunities available to us as we strive to accelerate Burcon’s growth.

/s/ Allan Yap
ALLAN YAP
Chief Executive Officer and Chairman of the Board of Directors

management’s discussion and analysis of financial condition and results of operations

Years ended March 31, 2010 and 2009
(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 28, 2010 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2010. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes therein that are prepared in accordance with Canadian generally accepted accounting principles. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

forward-looking statements
From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein.

overview of the company and its business
Since 1999, Burcon has developed a portfolio of composition, application, and process patents around its plant protein extraction and purification technologies. Our patented processes utilize inexpensive oilseed meals for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our research is focused on the world’s first commercial canola proteins, Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a soy protein isolate which is 100% soluble and transparent in acidic solutions. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 127 issued patents worldwide, including 18 issued U.S. patents, and well in excess of 200 additional patent applications, 65 of which are U.S. patent applications.

license and development agreement
Burcon has a license and development agreement (the “Agreement”) with Archer Daniels Midland Company (“ADM”) to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™ canola protein isolates (the “Products”). The Agreement outlines the process by which the two parties will carry out final development of Burcon’s technology to produce Puratein® and Supertein™ canola protein isolates. The Agreement contemplates that ADM will develop applications for the Products, obtain regulatory approvals, construct one or more full-scale production facilities and have the exclusive right to produce, promote, market and sell the Products worldwide.

Upon completion of the development period set out in the Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM during the term of the Agreement, Burcon will grant ADM an exclusive, royalty-bearing, worldwide license. ADM will pay Burcon royalties based on sales of Products by ADM, its affiliates, or sublicensees.

Burcon has obligations to maintain and prosecute its patents in certain countries specified in the Agreement as well as to defend or enforce its patents.

In June 2007, Burcon and ADM agreed to amend the Agreement to jointly participate in the efforts to obtain Generally Recognized as Safe (“GRAS”) status for the Products. The amendment defined a cost-sharing structure for all of the third-party expenses incurred in the regulatory recognition process. The amendment provided that either ADM or Burcon will reimburse the other on the occurrence of certain events. If ADM chooses not to proceed with the license under the Agreement and terminates it in accordance with specific provisions under the Agreement, then Burcon will reimburse ADM for its share of the costs incurred in the regulatory recognition process. Alternatively, if ADM chooses to proceed with the license then ADM will reimburse Burcon for all of its costs incurred in the regulatory recognition process.

As at March 31, 2010, a total of US$946,000 has been expended, with Burcon’s share at US$586,000. Burcon does not expect to incur further third-party expenses with respect to the U.S. GRAS self-affirmation and GRAS notification process.

operational highlights

Canola protein isolates
During the year, scientists from Burcon and ADM collaborated to prepare manuscripts summarizing the design of and results of toxicology studies conducted in fiscal 2008 as part of the GRAS self-affirmation process. The manuscripts were prepared for submission to and ultimately publication in peer-reviewed journals. The publication of these scientific studies forms an important part of the GRAS notification process which Burcon and ADM have chosen to pursue after Burcon’s Puratein® and Supertein™achieved U.S. self-affirmed GRAS status in October 2008. GRAS notification is a voluntary procedure whereby a company informs the U.S. Food and Drug Administration (FDA) of its determination that the use of a substance is GRAS. A substance is GRAS notified when, after reviewing the GRAS notification, the FDA responds with a no-objection letter that it is satisfied with the submission. A formal GRAS notification was filed with the FDA in January 2010 and, in response to comments from the FDA, it was modified and resubmitted in February 2010. In a letter dated April 1, 2010, the FDA has formally acknowledged receipt of the GRAS notification. Burcon estimates that the timing for the GRAS notification process to take approximately 180 days following submission of the notification letter to the FDA.

Since fiscal 2007, Burcon has entered into a number of material transfer agreements (“MTAs”) for Puratein® and Supertein™ canola protein isolates with certain globally recognized food and beverage companies as well as companies involved in consumer nutritional products and medical nutrition products. During the current year, Burcon entered into additional MTAs and continued to produce and provide samples to these third-party customers.

Soy protein isolate
In November 2008 Burcon introduced CLARISOY®, a soy protein isolate that is 100% soluble and transparent in acidic solutions, enabling applications down to pH 2.5. CLARISOY® soy protein isolate is heat stable, permitting hot-fill applications and has neutral flavour and odour, giving beverages a cleaner flavour. The solubility and transparency of CLARISOY® soy protein isolate allows for its use in a wide variety of beverages where traditional soy protein isolates are not appropriate. CLARISOY® soy protein isolates expected to be price competitive with existing proteins and should be of particular interest to food and beverage manufacturers seeking an alternative to high dairy protein prices.

During the year, Burcon entered into a number of additional MTAs and non-disclosure agreements (NDAs) with major food, beverage and pharmaceutical companies to enable Burcon to provide these companies with large quantity samples of CLARISOY® soy protein isolate for their evaluation. Burcon also entered into a series of MTAs and NDAs with some of the world’s largest protein ingredient companies including major plant protein producers as well as dairy protein ingredient companies and others. These agreements were put in place to facilitate the evaluation of CLARISOY® soy protein isolate by potential strategic alliance partners.

The process of pursuing a strategic alliance partner or partners for the development of Burcon’s CLARISOY® soy protein isolate has been focused on partnering for both the production of CLARISOY® as well as the marketing and sale of CLARISOY® to food and beverage manufacturers. Burcon has held discussions with a number of entities who have expressed an interest in partnering in most cases exclusively – for the sale of Burcon’s CLARISOY® soy protein isolate to food and beverage manufacturers and nutritional supplement companies. Certain parties have also expressed an interest in partnering for the production of Burcon’s CLARISOY® soy protein isolate. As a further part of this process of pursuing a strategic alliance partner, Burcon has entered into NDAs to facilitate due diligence activities with certain companies including providing access to such items as Burcon’s CLARISOY® patent filings as well as detailed scientific and engineering data.

In order to evaluate the potential of various alternative alliance structures, in the second quarter of fiscal 2010, Burcon engaged the engineering firm AECOM, a global provider of professional engineering and management support services. In consultation with AECOM, Burcon completed a pre-feasibility study for the construction and commissioning of an initial CLARISOY® production facility that includes estimates and forecasts of the costs associated with the design and construction of an initial CLARISOY® production facility.

As part of this pre-feasibility analysis Burcon has evaluated a number of alternatives for the location of an initial facility. Alternative options include co-locating at an existing soybean crushing facility versus locations that are not adjacent to existing soy processing facilities but which benefit from existing infrastructure. The pre-feasibility analysis also compares alternatives regarding varying initial production capacities as well as alternatives that are based on the potential for “expandability” of the proposed initial plant if and when warranted. Additional analyses relating to the design, location and development of an initial CLARISOY® production facility were completed during the third quarter.

As a result of the conclusions of this pre-feasibility study, Burcon is also investigating one or more potential strategic alliances aimed solely at the marketing and sale of CLARISOY® soy protein isolate to food and beverage manufacturers.

Burcon will continue to explore all strategic alliance opportunities, both with fully-integrated potential partners that have protein production capabilities and sales capabilities as well as with partners whose interest is solely in partnering for the sale of CLARISOY® soy protein isolate. Burcon’s intention is to identify an alliance that is the most beneficial to the Corporation and with the greatest potential to enhance shareholder value.

Public offering
On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each compensation option is exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. To March 31, 2010, compensation options were exercised for 6,241 common shares. 111,477 of the compensation options were outstanding as at March 31, 2010 and 94,874 compensation options were outstanding as at the date of this MD&A.

Burcon is using the net proceeds from the offering for continued research and development of Burcon’s soy protein isolate extraction and purification technology (CLARISOY®), further refining of Burcon’s canola protein isolate extraction and purification technology (Puratein® and Supertein™), filing new patent applications and expanding Burcon’s intellectual property portfolio, and for general working capital purposes. The net proceeds will also be used towards legal fees for the negotiation of agreements for CLARISOY® soy protein isolate, Puratein® and Supertein™ canola protein isolates.

Concurrent with the completion of Burcon’s public offering, the Company’s common shares were listed on the Toronto Stock Exchange (“TSX”).

intellectual property
Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions.

Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® and Supertein™, and CLARISOY®; for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® and Supertein™, and CLARISOY®.

During the year, Burcon received notices of allowance from the U.S. Patent and Trademark Office on ten separate patent applications filed on its canola protein isolate extraction technology, of which five have proceeded to grant as United States patents.

Of the six notices announced during the second quarter, two cover the overall production process and general processing conditions for producing the Supertein™ canola protein isolate, one covers the composition of the dominant species of protein in the Puratein® canola protein isolate, another two cover unique processes for the efficient production of the Puratein® canola protein isolate and Supertein™ canola protein isolate and the last allowance received relates to a patent application covering an extraction procedure for the preparation of a highly refined Supertein™ canola protein isolate.

Of the four notices announced during the third quarter, two relate to processes for the production of canola protein isolates with superior organoleptic properties (improved colour, superior taste, improved aroma, improved mouth feel etc). The first application covers processes that have a significant impact on the quality of the final protein products as well as on the yield obtained through the extraction process. The second application protects important processing conditions in the protein extraction process that produce a final protein product with significantly improved colour. The third application covers processes for reducing phytic acid in the production of protein isolates from oilseed meals. Phytic acid is a naturally occurring anti-nutritional component found in oilseed meals such as canola meal and soybean meal.

The fourth application covers processes for the production of canola protein isolates whereby the resulting isolates are separated by into their native underlying protein fractions, each having its own distinct nutritional and functional characteristics that allow their use in specific food and beverage applications.

Burcon now holds 18 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 65 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 127 issued patents covering inventions that include the 18 granted U.S. patents. Currently, Burcon has over 220 additional patent applications that are being reviewed by the respective patent offices in various countries worldwide.

appointment of new independent directors
During the second quarter, Burcon announced the appointment of Dr. Lawrence Wang to its Board of Directors. After an extensive teaching and research career, Dr. Wang retired in 2005 and became Professor Emeritus in the Department of Biological Sciences at the University of Alberta. Dr. Wang’s research involved energy and fat metabolism and the enhancement of cold tolerance in man, hibernation and hypothermia, and the influence of herbs (e.g. ginseng) on learning and memory, aging, exercise, and obesity. His publications include five patents, five edited books, and over 150 original scientific research papers and reviews. Throughout his career, Dr. Wang has received numerous awards. In 2000, Dr. Wang Co-Founded the University of Alberta’s ECO (Ecological Conservancy Outreach) Fund. The main objective of the ECO Fund is to help with eco-rehabilitation and eco-management of the Upper Yangtze River. In addition to funding, Dr. Wang and the scientists at the University of Alberta have also provided technical and socio-economic expertise to help with 14 on-going ECO projects in China.

During the third quarter, Burcon announced the appointment of Dr. D. Lorne Tyrrell to its Board of Directors. Dr. Tyrrell is the Canadian Institute of Health Research (CIHR)/Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994-2004 at the University of Alberta. Since leaving the Deanship in 2004, Dr. Tyrrell has taken on a number of important positions in healthcare in Alberta and in Canada, including the Chair of the Board of the Institute of Health Economics and the Chair of the Board of the Health Quality Council of Alberta. Dr. Tyrrell is currently the Chair of the Board of Directors of the Gairdner Foundation and is also on the Advisory Council for the University of Alberta, Faculty of Agriculture, Life and Environmental Sciences. He has received numerous prestigious awards and has served on the boards of several biotech companies and has experience with integrating a company’s intellectual property with product research and development, and commercialization. In April 2010, Dr. Tyrrell was appointed as the inaugural director of the new Li Ka Shing Institute of Virology at the University of Alberta.

In April, 2010, Burcon announced the appointment of Mr. Alan Chan to its board of directors. Mr. Chan is an executive director at ITC Corporation Limited and ITC Properties Group Ltd., both of Hong Kong. As at the date of this MD&A, ITC

Corporation Limited has an interest of approximately 21.6% in the outstanding shares of the Company. At ITC Corporation Limited, Mr. Chan has focused on the sourcing, negotiations and valuation of venture capital deals in various sectors. At ITC Properties Group, Mr. Chan has been involved with due diligence, negotiations, investment, sourcing as well as master planning and design of commercial, hospitality and residential projects. In addition, he is the lead executive director developing new policies for green and sustainable development practices throughout the group. Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of the Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions, technology and consumer retail companies in Greater China and Southeast Asia with transactions ranging from US$500 million to US$5.6 billion.

resignation of director
Concurrent with the announcement of the appointment of Mr. Chan to the board of directors, Burcon announced the resignation of Ms. Dorothy Law from the board of directors. Ms. Law has served as a director of the board since December 1998. She will continue to act as Senior Vice President, Legal and Corporate Secretary of the Corporation.

summary of operating results
Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2010	2009	2008
Interest income	88	78	229
Research and development expenditures	2,101	2,091	2,157
Other expenditures	4,647	2,798	2,114
Loss for the year	(6,660)	(4,811)	(4,042)
Basic and diluted loss per share	(0.24)	(0.19)	(0.16)
Total assets	16,121	4,297	6,439
Total long-term liabilities	-	-	-
Cash dividends declared per-share	-	-	-
Weighted average shares outstanding (thousands)	28,287	25,458	25,039

results of operations
Burcon has not yet generated any revenues from its technology. For the year ended March 31, 2010, the Company recorded a loss of $6,660,322 ($0.24 per share) as compared to $4,811,331 ($0.19 per share) in the prior year. Included in the loss amount is $2,649,297 (2009 – $1,495,436) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss for the year are amortization of $163,969 (2009 – $169,868), services received and settled in capital stock of $nil (2009 – $30,010) and loss on disposal of property and equipment of $924 (2009 –$18,574). The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses
Components of research and development (“R&D”) expenditures are as follows:
Years ended March 31 (in thousands of dollars)

	2010	2009	2008
Salaries and benefits	1,450	1,285	1,150
Laboratory operation	338	246	249
Amortization	161	167	192
Rent	76	77	70
Analyses and testing	50	74	78
Travel and meals	22	22	21
Toxicology trials	4	203	397
Loss on disposal of property and equipment	-	17	-
	2,101	2,091	2,157

R&D expenses increased by approximately $10,000 from fiscal 2009. After deducting stock-based (non-cash) compensation expense of about $565,000 (2009 –$476,000), salaries and benefits increased by approximately $76,000. About $30,000 of the increase can be attributed to annual salary increases, with the balance relating to the addition of an employee at the Winnipeg Technical Centre and another having returned from personal leave at the end of the last fiscal year.

Burcon made a payment of approximately $3,500 in the current fiscal year relating to filing the GRAS notification, as compared to $203,000 relating to the toxicology trials and GRAS self-affirmation process that were completed during the previous year.

Laboratory operation costs increased by approximately $92,000. Repairs and maintenance expenses increased by about $48,000 due to ageing equipment and increased maintenance supplies, increased ingredients and supplies of about $30,000 for the refinement and production of CLARISOY® soy protein isolate samples for evaluation by potential strategic alliance partners, and an increase in equipment rental expense of about $10,000.

Analyses and testing expenditures decreased by about $23,000, due to significant research and experiment work done on CLARISOY® during fiscal 2009.

General and administrative (“G&A”) expenses
Years ended March 31 (in thousands of dollars)

	2010	2009	2008
Salaries and benefits	2,312	898	821
Investor relations	387	503	386
TSX listing fee	210	-	-
Office supplies and services	121	77	78
Travel and meals	85	45	48
Other	62	31	31
	3,177	1,554	1,364

Included in salaries and benefits is stock-based compensation expense of approximately $1,928,000 (2009 – $648,000). During 2010, 990,000 options were granted to employees, directors and a consultant of the Company. The 850,000 options granted to employees and the consultant vest over a 2 year period and therefore their aggregate fair value of about $6,221,000, determined using the Black-Scholes model, is being charged to earnings as stock-based compensation expense over that period. The 140,000 options granted to directors vested immediately and therefore their aggregate fair value of about $1,059,000 was recorded as stock-based compensation during the period.

The cash portion of salaries and benefits increased by about $96,000 over last year due to the appointment of a new Director of Corporate Development early this fiscal year, a new employee in the fourth quarter and also due to increased directors’ fees including the appointment of two new directors and additional meetings held by sub-committees of the Board.

Included in investor relations expenses is approximately $104,000 (2009 –$272,000) of stock-based compensation expense. The cash portion of investor relations expense increased by approximately $52,000. Fees and travel expenses paid to a U.S. investor relations consultant and production of videos for our website contributed about $58,000 to the increase, as did increased annual report expenditures of about $14,000 and news releases of $9,000, offset by expenditures for European roadshows in fiscal 2009 of about $34,000. Burcon incurred higher expenses for travel and meals due to conference attendances and also to meetings with parties interested in CLARISOY® soy protein isolate. Other expenses include higher transfer agency and regulatory filing fees subsequent to the Company’s listing on the TSX in June 2009.

Professional fee expenses
Years ended March 31 (in thousands of dollars)

	2010	2009	2008
Intellectual property	1,088	895	453
Consulting	107	134	107
Legal and audit	102	86	40
	1,297	1,115	600

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During this year, Burcon filed several new patent applications relating to CLARISOY® soy protein isolate and also incurred higher foreign agency fees for the registration in various European countries of patents granted in Europe and also for a patent that entered national phase in the fourth quarter that resulted in significant filing fees in various countries. From inception, Burcon has expended approximately $4.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Excluding compensation, consulting expenses increased by $19,000. The increase is due to the engagement of AECOM during the second quarter to complete a pre-feasibility study for the construction of an initial CLARISOY® production facility.

Burcon incurred higher legal expenses due to the TSX listing and general corporate matters relating to the annual meeting and stock option plan.

Management fees and services expenses
Management fees and services are charged by a related party (see also Related Party Transactions) for the provision of professional financial and legal services by two officers and administrative staff members. Burcon incurred higher management fees during the year due to increased amount of time spent on the TSX listing, preparation of the Annual Information Form for the years ended March 31, 2009 and 2008, the earlier completion of the annual audit, addressing new issues for the

Company as a non-venture issuer including corporate governance, continuous disclosure, financial statement disclosures, disclosure controls and procedures and internal controls over financial reporting, and the transition to International Financial Reporting Standards.

liquidity and financial position

Financial Position
As at March 31 (in thousands of dollars)

	2010	2009	2008
Cash and cash equivalents	11,662	2,242	4,221
Short-term investments	2,320	-	-
Amounts receivable	25	36	16
Property and equipment, net of amortization	749	627	764
Total assets	16,121	4,297	6,439
Shareholders’ equity	15,720	3,951	6,223

As at March 31, 2010, Burcon had approximately $11,661,000 in cash and cash equivalents (March 31, 2009 – $2,242,000) and $2,320,000 (March 31, 2009 – $nil) in short-term investments. Burcon received net proceeds of $15.4 million from the public offering completed on June 18, 2009. The net cash used in operations during the year ended March 31, 2010, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $3,846,000, as compared to $3,097,000 in the prior year. This increase of $749,000 in net cash used in operations over the prior year was due primarily to an increase in patent related fees and expenses of about $193,000, TSX listing fee and related legal fees of about $212,000, increased salaries and wages due to employee additions and increased directors’ fees of $133,000, higher office supplies and services and travel expenses of $86,000 and increase in investor relations expenses of $52,000.

The Company invested approximately $289,000 in capital assets during the year, including a major equipment upgrade at the WTC, as compared to equipment purchases totaling about $51,000 during fiscal 2009. During the second quarter,

Burcon invested approximately $2.3 million in a one-year Canadian dollar denominated guaranteed investment certificate.

The completion of the public offering in the first quarter provided proceeds of $15.4 million (2009 – $nil). Option and agents’ compensation option exercises during the year provided proceeds of approximately $446,000 (2009 – $1,055,000).

At March 31, 2010, Burcon’s working capital was approximately $13,716,000 (2009 – $2,069,000). Burcon had not committed to any material capital expenditures as at March 31, 2010. However, the Company may incur up to $130,000 in additional capital expenditures and approximately $1.0 million in patent legal fees and disbursements in fiscal 2011. The higher estimate for patent legal fees and disbursements is due to Burcon’s expectation that several patents will enter National Phase in the fourth quarter of fiscal 2011 which will require filing fees in several countries. In addition, more European patents are expected to be granted over the next year which would require significant foreign agency costs to register these patents in selected European countries. Burcon does not expect to incur any further payments relating to the balance of the U.S. regulatory recognition process. Under the terms of the amended agreement with ADM, Burcon’s share of these costs (approximately US$586,000 incurred to-date) will be reimbursable to Burcon should ADM proceed with the license agreement with Burcon.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least March 2014, excluding proceeds from outstanding convertible securities. Depending on the nature of the strategic alliance it may enter into for the commercialization of CLARISOY®, it may need to raise additional capital in the nearer term.

financial instruments
The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk
The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents. The Company’s cash and cash equivalents is comprised of banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian financial institutions.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and a short-term investment that earns interest at a fixed rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk.

Liquidity risk
The Company manages liquidity risk through the management of its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.

outstanding share data
As at March 31, 2010, Burcon had 29,056,080 common shares and 2,548,871 stock options outstanding at a weighted average exercise price of $5.59 per share.

As of the date of this MD&A, Burcon has 29,171,083 common shares outstanding and 2,580,471 stock options outstanding at a weighted average exercise price of $5.86 per share and 94,874 agents’ compensation options outstanding at an exercise price of $5.75 per share.

quarterly financial data
(Unaudited, in thousands of dollars, except per-share amounts)

		Quarter Ended
	Mar 31 2010	Dec 31 2009	Sept 30 2009	June 30 2009
Interest income	32	31	23	2
Loss for the period	(1,952)	(2,176)	(1,218)	(1,314)
Basic and diluted loss per share	(0.07)	(0.08)	(0.04)	(0.05)

		Quarter Ended
	Mar 31 2009	Dec 31 2008	Sept 30 2008	June 30 2008
Interest income	6	17	24	31
Loss for the period	(1,771)	(947)	(1,054)	(1,039)
Basic and diluted loss per share	(0.07)	(0.04)	(0.04)	(0.04)

Included in the four quarters of the current year’s losses is stock-based compensation expense of about $166,000, $211,000, $1,364,000 and $908,000, respectively (FY2009: approximately $288,000, $230,000, $207,000 and $770,000, respectively). As noted above, the higher stock-based compensation expense in the third quarter relates to the immediate vesting of options granted to directors.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenses averaged about $187,000 per quarter during the first three quarters of fiscal 2009, including the filing of new patents during the second and third quarters and costs associated with two patents that had entered national phase in late fiscal 2008. Burcon incurred a total of about $322,000 during the fourth quarter of fiscal 2009 due to foreign agency fees related to the registration in various countries of patents granted in Europe as noted in the Results of Operations section. Burcon incurred about $253,000, $311,000, $224,000 and $290,000 in the four quarters, respectively, of the current year in similar fees and expense during the current quarter due to the filing of several new patent applications for CLARISOY® soy protein isolate, registration fees for patents granted in Europe and a patent entering into national phase in the fourth quarter.

Burcon made payments towards the U.S. regulatory recognition process of approximately $87,000, $93,000 and $23,000 in quarters one to three, respectively, in fiscal 2009. The payments relating to the GRAS self-affirmation process were completed by the third quarter of fiscal 2009. Burcon made a further payment of approximately $4,000 in the last quarter of the current year relating to the GRAS notification process.

Burcon incurred a higher loss during the first quarter of this year due to the TSX listing fee and associated legal costs of approximately $212,000.

related party transactions
The Company rents its head office premises from, and shares certain office equipment with, a company related by virtue of a common shareholder, directors and officers. During fiscal 2010, Burcon paid $28,131 (2009 – $21,710) to this company for the rental charges. In addition, professional services of two of the Company’s officers and an administrative staff member are contracted through a management agreement with this related company and, for the year ended March 31, 2010, Burcon was charged management fees of $169,496 (2009 – $127,250) for these services. Similarly, professional services provided related to the public offering in the amount of $18,523 (2009 – $nil) have been charged to share issue costs during the first quarter. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

critical accounting estimates
These financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, the reported amount of expenses during the period, and disclosures made in the notes to the consolidated financial statements. The significant area where management’s judgment is applied is in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

adoption of new accounting standards

Goodwill and Intangible Assets
On April 1, 2009, the Company adopted the new recommendations of the CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The revision aligns Canadian generally accepted accounting principles with International Financial Reporting Standards (IFRS) and establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has applied this standard retrospectively and it had no impact on the Company’s consolidated financial statements.

Financial instruments
In January 2009, the CICA issued Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. EIC-173 requires that the Company take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities. The fair values ascribed to the financial assets and financial liabilities in the financial statements incorporate appropriate levels of credit risk. The adoption of EIC-173 did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are measured using quoted prices in active markets for identical assets or liabilities. Fair values of assets and liabilities included in Level 2 are measured using inputs other than quoted prices for which all significant outputs are observable either directly or indirectly.

Level 3 valuations are based on inputs for the assets and liabilities that are not based on observable market data. The Company adopted this new standard for the year ended March 31, 2010 and has included such disclosures in note 9 to the consolidated financial statements.

future accounting changes

a) International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises effective January 1, 2011. IFRS use a conceptual framework similar to Canadian GAAP but there are significant differences on recognition, measurement and disclosures. The transition date for Burcon will be April 1, 2011 which will require restatement, for comparative purposes, of amounts reported for the year ending March 31, 2011.

Due to the nature and size of the Company, the IFRS project plan has been undertaken by management but we will retain external consultants as and when required. The IFRS conversion plan is comprised of three phases:

i.
Diagnostic review and scoping – this phase involves planning, analyzing current accounting standards and identifying major differences between GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters and a high-level assessment of potential consequences for financing reporting, information systems, business processes and internal controls.

ii.
Design – this phase involves quantifying the current and potential impacts on previously reported results, identifying supplementary information to be reported in the financial statements, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes.

iii.
Implementation – this phase consists of completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, training and monitoring of standards currently being amended by the International Standard Board.

We have completed the diagnostic review and scoping phase and according to IFRS 1, First-time adoption of International Financial Reporting Standards, the key standards that could lead to differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the areas of the overall presentation of financial statements, property and equipment, share-based payments, related parties, impairments and optional exemptions.

IFRS 1 generally requires all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principal. The most significant IFRS optional exemptions which we expect to apply are:

Accounting Policy	IFRS 1 Exemption	Will the IFRS 1 exemption be applied?
IFRS 3, Business Combinations
This allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.
Yes, the Company expects to elect not to restate any business combinations that occurred prior to the transition date.
IFRS 2, Share-based Payment Transactions	Full retrospective application may be avoided for certain share-based payment transactions depending on the grant date, vesting terms and settlement of any related liabilities.	Yes, the Company expects to apply IFRS 2 prospectively for prior share-based payment transactions.
Accounting Policy	IFRS 1 Exemption	Will the IFRS 1 exemption be applied?
IFRIC 4, Leases	The Company may determine whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and	Yes, the Company expects to apply IFRIC 4 prospectively for all leases.

circumstances existing at that date rather than at the inception of the arrangement.

We have completed the implementation of systems software to assist in the transition to IFRS for share-based payments and are also reviewing the systems requirement to capture information for the required componentization and related amortization for property and equipment.

The results of the diagnostic review and scoping phase have been reported to the audit committee and board of directors and further updates will be reported as they are completed. Key employees have attended external IFRS training and workshops.

b) Business Combinations
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, to replace existing Section 1581 of the same title. The new section amends the standard for accounting for business combinations and contains requirements that are the same as those in IFRS 3, Business Combinations. The standard is effective for fiscal years beginning on or after January 1, 2011.

c) Consolidated Financial Statements and Non-controlling Interests
In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, to replace Handbook Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary subsequent to a business combination. The new standards contain requirements that are the same as those in IFRS 3, Business Combinations, and International Accounting Standard 27, Consolidated and Separate Financial Statements. These standards are effective for fiscal years beginning on or after January 1, 2011.

disclosure controls and procedures and internal control over financial reporting
The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. The officers have evaluated the effectiveness and design of its DC&P as well as its ICFR as at March 31, 2010 and have determined these controls to be effective. Although there is an inherent lack of segregation of duties due to the number of employees handling accounting and financial matters, management believes that the close involvement of the senior executives in daily operations and transactions and the control procedures in place, as well as management and Audit Committee oversight, offset this weakness.

There have been no significant changes in the ICFR that occurred during the year ended March 31, 2010 that could have materially affected, or are reasonably likely to materially affect, such controls.

risks and uncertainties
The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2010 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights – Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 127 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 18 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurances that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization – Burcon has not developed any commercial products. Accordingly it has not begun to market or generate revenues from the commercialization of its products. There can be no assurance that any of its products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. None of Burcon’s potential products are expected to be commercially available as a food ingredient for human consumption for at least one year. Even if Burcon commercializes a product or products, its business strategy may not be successful.

History of operating losses and financing requirements – Burcon has accumulated net losses of approximately $37.7 million from its date of incorporation through March 31, 2010 and it expects such losses to increase as it continues its research and development and product application trials, to address additional regulatory approvals for the sale of its products and to commercialize its products. Burcon expects to continue to incur substantial losses before it reaches the commercialization stage. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $46.7 million from the sale or issuance of equity securities. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at the date of this MD&A, Burcon had approximately $13.4 million in cash and cash equivalents and short-term investments. Burcon believes that it has sufficient capital to fund operations through at least March 2014. Although Burcon has sufficient funds to operate until March 2014, it may need to raise capital in the near future through an equity offering in order for the Company to meet its business objectives. The recent events in global financial markets have had a profound impact on the global economy. The disruptions in the credit and financial markets could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

outlook
In the coming year Burcon will pursue two simultaneous development paths for its canola and soy protein technologies as well as its novel protein ingredients: Puratein®, Supertein™ canola protein isolates and CLARISOY® soy protein isolate.

Canola proteins: Burcon, in conjunction with ADM, will continue to pursue GRAS Notification for Puratein® and Supertein™ with the FDA with the intention of obtaining a no-objection letter from the FDA. Burcon’s main objective is to reach an agreement with ADM for the development and construction of a commercial production facility as well as to initiate product development programs and marketing and sales strategies for Puratein® and Supertein™. In addition, Burcon intends to pursue approval of Puratein® and Supertein™ as novel foods from the Food Directorate, Health Products and Food Branch of Health Canada. Burcon is also pursuing government financial assistance to partially cover the cost of certain scientific research projects aimed at establishing the potential health benefits of Supertein™ canola protein isolate.

Soy protein: Burcon’s intent is to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for CLARISOY® into their products. Burcon will also pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of CLARISOY®. The Winnipeg Technical Centre will continue to produce CLARISOY® samples for product application trials by potential strategic alliance partners.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products and further strengthen and expand its intellectual property portfolio.

consolidated financial statements
March 31, 2010 and 2009

management’s responsibility for financial reporting
The consolidated financial statements contained in this Annual Report are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles and include, when necessary, estimates based on management’s best judgment. Financial information presented elsewhere in the Annual Report is under management responsibility and is consistent with that contained in the accompanying financial statements.

Burcon’s policy is to maintain internal accounting and administrative systems, combined with disclosure controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements through its Audit Committee, which reviews the consolidated financial statements and reports thereon to the Board of Directors. The Audit Committee meets periodically with the external auditors and management to review their respective activities and to satisfy itself that each party is properly discharging its responsibilities. The external auditors have free access to the Audit Committee, with or without management, to discuss the scope of their audits, the adequacy of the system of internal control, and financial reporting matters.

The consolidated financial statements have been reviewed by the Audit Committee and, together with the other required information in the Annual Report, approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCoopers LLP, whose report is provided herein.

/s/ Johann F. Tergesen
JOHANN F. TERGESEN
President & Chief Operating Officer

/s/ Jade Cheng
JADE CHENG
Chief Financial Officer

auditors’ report

TO THE SHAREHOLDERS OF BURCON NUTRASCIENCE CORPORATION

We have audited the consolidated balance sheets of burcon nutrascience corporation as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Pricewaterhouse Coopers LLP
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
June 24 , 2010

consolidated balance sheets
As at March 31, 2010 and 2009

	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents	11,661,745	2,241,976
Short-term investments	2,320,372	-
Amounts receivable	25,052	35,621
Prepaid expenses (note 4)	109,566	138,172
	14,116,735	2,415,769
Property and equipment (note 3)	749,455	626,673
Goodwill	1,254,930	1,254,930
	16,121,120	4,297,372
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	401,179	346,730
Shareholders’ Equity (note 4)
Capital stock	44,236,390	28,268,997
Contributed surplus	3,762,983	3,705,549
Options	5,236,268	3,003,446
Warrants	171,972	-
Deficit	(37,687,672)	(31,027,350)
	15,719,941	3,950,642
	16,121,120	4,297,372

Contingency (note 1)
Subsequent events (note 11)

Approved by the Board of Directors

/s/ Richard Whittall
RICHARD WHITTALL, Director

/s/ Johann Tergesen
JOHANN TERGESEN, Director

See accompanying notes to consolidated financial statements

consolidated statements of operations, comprehensive loss and deficit
For the years ended March 31, 2010 and 2009

	2010	2009
	$	$
Expenses
Research and development (note 5)	2,101,159	2,090,775
General and administrative (notes 4 and 7)	3,177,036	1,553,600
Professional fees (note 4)	1,296,863	1,115,191
Management fees and services (notes 4 and 7)	169,496	127,250
Amortization	3,379	2,462
Loss from operations	(6,747,933)	(4,889,278)
Interest income	87,611	77,947
Loss and comprehensive loss for the year	(6,660,322)	(4,811,331)
Deficit – Beginning of year	(31,027,350)	(26,216,019)
Deficit – End of year	(37,687,672)	(31,027,350)
Basic and diluted loss per share (note 6)	(0.24)	(0.19)

See accompanying notes to consolidated financial statements

consolidated statements of cash flows
For the years ended March 31, 2010 and 2009

	2010	2009
	$	$
Cash flows from operating activities
Loss for the year	(6,660,322)	(4,811,331)
Items not affecting cash
Amortization	163,969	169,868
Loss on disposal of property and equipment	924	18,574
Stock-based compensation expense	2,649,297	1,495,436
Services received and settled in capital stock	-	30,010
	(3,846,132)	(3,097,443)
Changes in non-cash working capital items
Amounts receivable	10,569	(19,728)
Prepaid expenses	(23,542)	3,758
Accounts payable and accrued liabilities	54,449	130,402
	(3,804,656)	(2,983,011)
Cash flows from investing activities
Increase in short-term investments	(2,320,372)	-
Acquisition of property and equipment	(288,503)	(51,070)
Proceeds from disposal of property and equipment	828	-
	(2,608,047)	(51,070)
Cash flows from financing activities
Issue of capital stock – net of issue costs	15,832,472	1,055,378
Increase (decrease) in cash and cash equivalents	9,419,769	(1,978,703)
Cash and cash equivalents – Beginning of year	2,241,976	4,220,679
Cash and cash equivalents – End of year	11,661,745	2,241,976
Cash and cash equivalents consist of
Cash	61,554	30,145
Cash equivalents	11,600,191	2,211,831
	11,661,745	2,241,976

See accompanying notes to consolidated financial statements

notes to consolidated financial statements
March 31, 2010 and 2009

1. nature of operations
Burcon NutraScience Corporation (Burcon or the Company) is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company is developing two canola proteins, Puratein® and Supertein™ (the Products), and CLARISOY®, a soy protein isolate.

Burcon has a license and development agreement (the Agreement) with Archer Daniels Midland Company (ADM) to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. Upon completion of the development period set out in the Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’s technology to make and sell products, together with certain rights to grant sublicenses. ADM is required to pay Burcon royalties based on a royalty rate within a specified range based on the net revenues ADM realizes from sales of the Products. In October 2008, Burcon announced that Puratein® and Supertein™ have been self-affirmed GRAS (Generally Recognized As Safe). In January 2010, Burcon and ADM also filed GRAS notification to the U.S. Food and Drug Administration (FDA), a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, is US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. If ADM chooses not to proceed with the license under the Agreement and terminates it in accordance with the specific provisions under the agreement, then Burcon is required to reimburse ADM for its share of the costs incurred in the regulatory process. Alternatively, if ADM chooses to proceed with the license then ADM is required to reimburse Burcon for all of its costs incurred in the regulatory process.

2. significant accounting policies

Basis of presentation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Burcon NutraScience (MB) Corp. All material intercompany transactions and balances have been eliminated on consolidation.

Adoption of New accounting Standards
Goodwill and Intangible Assets
On April 1, 2009, the Company adopted the new recommendations of CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The revision aligns Canadian generally accepted accounting principles with International Financial Reporting Standards (IFRS) and establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has applied this standard retrospectively and it had no impact on the Company’s consolidated financial statements.

Financial instruments
In January 2009, the CICA issued Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. EIC-173 requires that the Company take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities. The fair values ascribed to the financial assets and financial liabilities in these financial statements incorporate appropriate levels of credit risk. The adoption of EIC-173 did not have a material effect on the Company’s consolidated financial statements.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are measured using quoted prices in active markets for identical assets or liabilities. Fair values of assets and liabilities included in Level 2 are measured using inputs other than quoted prices for which all significant outputs are observable either directly or indirectly. Level 3 valuations are based on inputs for the assets or liabilities that are not based on observable market data. The Company adopted this new standard for the year ended March 31, 2010 and has included such disclosures in note 9.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates. The significant area where management’s judgment is applied is in determining the fair value of stock-based compensation.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Short-Term investments
Short-term investments comprise highly-liquid short-term interest bearing securities with maturities at their purchase dates of greater than three months but not more than one year.

Financial Instruments
The Company classifies its financial instruments into one of five categories; held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost, the Company’s financial instruments are measured at fair value. Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in operations; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive loss until the investment is derecognized or impaired at which time the amounts are recorded in operations; non-financial derivatives are measured at fair value with changes in fair value recorded in operations unless hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive loss.

The Company classifies its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value; amounts receivable as loans and receivables, which are measured at amortized cost; and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost, using the effective interest rate method.

The Company has no derivative instruments.

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. If the carrying value of an asset or group of assets exceeds the undiscounted estimated future cash flows related to the asset or group of assets, an impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the fair value of the asset or group of assets.

Goodwill
Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, the Company subjects goodwill to an impairment test based upon a comparison of the carrying amount to the implied fair value of the goodwill. Any impairment in the carrying amount of goodwill is charged to operations in the period such impairment is identified.

Research and Development costs
Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related product or process is clearly defined and the costs attributable thereto can be identified; the technical feasibility of the product or process has been established; management has indicated its intention to produce and market, or use, the product or process; the future market for the product or process is clearly defined; and adequate resources exist, or are expected to be available, to complete the project.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is more likely than not that future income tax assets will not be realized.

Investment Tax Credits
The Company carries out research and development in Canada that is eligible for SR&ED Investment Tax Credits (ITC) at both the federal and provincial level. ITCs are recognized as a reduction in research and development expenses in the period in which there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition of property and equipment are recognized as a deduction from the costs of those assets in the period there is reasonable assurance that the credits will be realized. The Company’s determination of ITCs involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

Stock-based Compensation
The Company accounts for stock-based compensation granted to employees and non-employees using the fair value method calculated using the Black-Scholes option pricing model. For options granted to employees, officers and directors, the compensation cost is measured at fair value at the date of grant and is expensed to operations over the award’s vesting period. For options granted to non-employees, the fair value is measured as of the earliest of a) the date performance is complete, b) the date a performance commitment is reached, and c) the date the options are granted if they are fully vested and non-forfeitable.

The cost is recognized over the period in which the goods or services from the non-employees are received with a corresponding amount recorded as options in shareholders’ equity. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. The effects of forfeitures are accounted for in the period of forfeiture.

Earnings (Loss) Per Share
Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is antidilutive.

Future Accounting Changes
Business Combinations
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, to replace existing Section 1581 of the same title. The new section amends the standard for accounting for business combinations and contain requirements that are the same as those in IFRS 3, Business Combinations. The standard is effective for fiscal years beginning on or after January 1, 2011.

Consolidated Financial Statements and Non-controlling Interests
In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, to replace existing Handbook Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary subsequent to a business combination. The new standards contain requirements that are the same as those in IFRS 3, Business Combinations, and International Accounting Standard 27, Consolidated and Separate Financial Statements. These standards are effective for fiscal years beginning on or after January 1, 2011.

3. property and equipment

			2010
	Cost	Accumulated	Net
	$	amortization	$
		$
Equipment	2,956,962	2,224,530	732,432
Computer equipment	51,621	34,598	17,023
	3,008,583	2,259,128	749,455

			2009
	Cost	Accumulated	Net
	$	amortization	$
		$
Equipment	2,679,056	2,066,216	612,840
Computer equipment	43,414	29,581	13,833
	2,722,470	2,095,797	626,673

4. shareholders’ equity

a) Capital stock

Authorized
Unlimited number of common shares without par value

Issued
	Number of Shares	Amount $
Balance - March 31, 2008	25,328,925	26,281,156

Issued during the year for cash
Options exercised	555,666	1,055,378
Transferred from options upon exercise of options	-	902,453
Shares issued to settle debt*	4,168	30,010
Balance – March 31, 2009	25,888,759	28,268,997

Issued during the year for cash
Equity offering	2,942,950	16,921,963
Share issue costs	-	(1,717,061)
Options exercised	224,371	445,970
Transferred from options upon exercise of options	-	316,521
Balance – March 31, 2010	29,056,080	44,236,390

* During the year ended March 31, 2009, the Company issued 4,168 common shares in settlement of $30,010 in outstanding directors’ fees. No gain or loss on settlement resulted from this transaction as the settlement price per common share was the fair value of the shares at the date of issue.

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each Agent’s Warrant is exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. The fair value of the Agents’ Warrants was estimated at $181,600 using the Black Scholes pricing model and has been included in Warrants. The Agents’ Warrants to purchase up to 111,477 common shares remain outstanding as at March 31, 2010.

b) Contributed surplus
Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

	2010	2009
	$	$
Balance – Beginning of year	3,705,549	3,692,747
Forfeited vested options	-	12,802
Expired options	57,434	-
Balance – End of year	3,762,983	3,705,549

c) Options
The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2010, 2,548,871 (2009 – 1,877,002) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $1.12 and $9.60 per common share. At the annual general meeting held on September 3, 2009, the shareholders of the Company approved an increase of 1,046,343 to the option plan. An additional 171,045 (2009 – 14,701) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of ten years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant.

		2010		2009
	Number of	Weighted	Number of	Weighted
	options	average	options	average
		exercise		exercise
		$		$
Outstanding – Beginning of year	1,877,002	3.07	2,007,668	2.17
Granted	990,000	9.39	435,000	5.74
Exercised	(218,130)	1.88	(555,666)	1.85
Expired	(50,001)	1.72	-	-
Forfeited	(50,000)	6.25	(10,000)	3.30
Outstanding – End of Year	2,548,871	5.59	1,877,002	3.07

	2010	2009
	$	$
Balance – Beginning of year	3,003,446	2,464,737
Stock-based compensation to employees	2,568,605	1,123,310
Stock-based compensation to consultants	28,545	330,654
Transfer to capital stock upon exercise of options	(306,894)	(902,453)
Forfeited	-	(12,802)
Expired	(57,434)	-
Balance – End of year	5,236,268	3,003,446

The following table summarizes information about stock options outstanding and exercisable at March 31, 2010:

	Options outstanding			Options exercisable
Range of	Number	Weighted	Weighted	Number	Weighted
exercise	outstanding	average	average	exercisable	average
prices	at March	remaining	exercise	at March	exercise
	$31, 2010	contractual	price	31, 2010	price
		life (years)	$		$
1.12 to 1.88	476,000	0.37	1.23	476,000	1.23
2.80 to 3.30	702,871	2.02	3.15	700,537	3.15
5.67 to 6.50	445,000	3.75	5.78	170,000	5.13
9.60	925,000	9.71	9.60	140,000	9.60
	2,548,871			1,486,537

The fair value of each option is estimated as at the date of grant or other measurement date as required by CICA Handbook Section 3870 using the Black-Scholes option pricing model and the following weighted average assumptions:

	2010	2009
Dividend yield	0.0%	0.0%
Expected volatility	80.3%	60.9%
Risk-free interest rate	3.0%	2.1%
Expected average option term (years)	8.2	4.7

The weighted average fair value of the options granted during the year ended March 31, 2010 was $7.37 (2009 – $3.20) per option.

Included in research and development expenses is $565,111 (2009 – $475,702) (note 5) of stock-based compensation and included in general and administrative expenses is $2,032,038 (2009 – $919,532) of a combination of stock-based compensation and costs settled by way of stock options. Included in professional fees is $52,148 (2009 – $100,203) relating to services settled by way of stock options. Included in prepaid expenses is $31,630 (2009 – $83,779) of consulting costs settled by way of stock options.

d) Warrants
As at March 31, 2010, the following warrants were outstanding:

March 31,	Granted	Exercised	Expired	March 31,	Exercise	Expiry
2009				2010	Price	Date
					$
-	117,718	(6,241)	-	111,477	5.75	Dec 18, 2010

5. research and development

	2010	2009
	$	$
Salaries and benefits (note 4)	1,450,073	1,285,031
Laboratory operation	338,158	246,147
Amortization	160,590	167,406
Rent	75,987	77,106
Analyses and testing	50,454	73,508
Travel and meals	22,330	22,075
Toxicology trials	3,567	202,981
Loss on disposal of property and equipment	-	16,521
	2,101,159	2,090,775

Since inception, the Company has expensed $17,329,484 (2009 – $15,228,325) on research and development.

6. basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2010	2009
	$	$
Loss for the year, being loss available to common shareholders – basic and diluted	6,666,660	4,811,331
	Shares	Shares
Weighted average common shares – basic and diluted (a)	28,286,590	25,457,713
Basic and diluted loss per share	(0.24)	(0.19)

a) For the years ended March 31, 2010 and 2009, the Company excluded the potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

7. related party transactions
Included in general and administrative expenses for the year ended March 31, 2010 is $28,131 (2009 – $21,710) for the rental of office space, for services, and for equipment rental from companies related by virtue of a common shareholder, directors, and officers.

For the year ended March 31, 2010, included in management fees and services is $169,496 (2009 – $127,250) for services provided by a company related by virtue of common shareholders, directors, and officers. At March 31, 2010, $6,280 (2009 –$5,027) of this amount is included in accounts payable and accrued liabilities. Also included in share issue costs is $18,523 (2009 – $nil) for services provided by a company related by virtue of common shareholders, directors and officers.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. income taxes
The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2010	2009
	$	$
Recovery of income taxes based on the combined statutory income tax rate of 30.30% (2009 – 31.87%)	(2,018,000)	(1,534,000)
Change in valuation allowance on future income tax assets	424,000	174,000
Adjustment to future income tax assets for changes in tax rates	168,000	356,000
Non-deductible items and tax adjustments	877,000	540,000
Non-capital losses expired	549,000	464,000
Recovery of income taxes	-	-

As at March 31, 2010, the Company has non-capital losses of approximately $15,032,000 (2009 – $13,299,000) available to reduce taxable income in future years. These losses expire as follows:

$
2014	1,672,000
2015	1,943,000
2026	1,502,000
2027	1,814,000
2028	2,093,000
2029	2,432,000
2030	3,576,000
15,032,000

In addition, the Company has scientific research and experimental development expenditures of approximately $9,438,000 available to carry forward indefinitely.

The investment tax credits of $3,593,000 may be used to offset future income taxes otherwise payable and expire between 2014 and 2030.

The tax effects of temporary differences that give rise to future income tax assets are as follows:

	2010	2009
	$	$
Future Income tax assets
Scientific research and experimental development expenditures	2,363,000	2,217,000
Losses from operations carried forward	3,928,000	3,549,000
Financing costs	321,000	42,000
Property and equipment	87,000	83,000
	6,699,000	5,891,000
Valuation allowance	(6,699,000)	(5,891,000)
	-	-

Management believes the realization of income tax benefits related to these losses and other potential future income tax assets is uncertain at this time and cannot be viewed as more likely than not. Accordingly, the Company has recorded a full valuation allowance.

9. financial instruments

Fair values
The three level hierarchy of fair value measurements based upon the transparency of inputs of the Company’s financial assets and financial liabilities is as follows:

	Carrying		Fair value
	amount
		Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Cash and cash equivalents	11,661,745	-	11,661,745	-
Short-term investments	2,320,372	-	2,320,372	-
Amounts receivable	25,052	-	25,052	-

Financial liabilities
Accounts payable and accrued liabilities	401,179	-	401,179	-

Credit risk
The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents. The Company’s cash equivalents is comprised of banker’s acceptances, term deposits and other interest bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian financial institutions.

Interest rate risk
All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2010, the weighted average interest rate on the interest earned on the Company’s cash and cash equivalents was 0.74%. The short-term investment, invested during the second quarter of this year, earned an average interest rate of 1.22% per annum for the period ended March 31, 2010. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2010 is estimated to be a $116,600 increase or decrease in interest income per year. Similarly, the impact of a 1% strengthening or weakening of interest rates on the Company’s short-term investments at March 31, 2010 is estimated to be a $23,200 increase or decrease in interest income per year, respectively.

Liquidity risk
The Company manages liquidity risk through the management of its capital structure (note 10). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at March 31, 2010 was $401,179, all of which is within the next 12 months.

10. capital disclosures
The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. The Company raised net proceeds of $15.4 million in equity financing on June 18, 2009 to fund its strategic objectives.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2010.

11. subsequent events
Subsequent to March 31, 2010:

A)	Officers and a consultant exercised options for 98,400 common shares at a weighted average exercise price of $2.88 per share.
B)	Agents’ warrants were exercised for 16,603 shares at $5.75 per share; and
C)	130,000 options were granted to directors at a weighted average exercise price of $8.81 per share.

corporate office
1946 West Broadway Vancouver, British Columbia V6J 1Z2
tel: 604.733.0896
fax: 604.733.8821

technical centre
Burcon NutraScience (MB) Corp.
Winnipeg, Manitoba

website
www.burcon.ca

investor relations
toll free:
1.888.408.7960
email: info@burcon.ca

Wolfgang Seybold (Europe)
Axino AG
tel: +49.711.25 35 92.30
email: wolfgang.seybold@axino.de

auditors
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, British Columbia V6C 3S7

transfer agent & registrar
Computershare Investor Services Inc.
510 Burrard Street
Vancouver, British Columbia V6C 3B9

share listing
Toronto Stock Exchange
Symbol for Common Shares: BU

Frankfurt Stock Exchange
Symbol for Common Shares:
WKN 157793

annual meeting of shareholders
Date: September 9, 2010 at 10am PDT
Location:
Morris J. Wosk Centre

580 West Hastings Street
Vancouver, British Columbia V6B 5K3

directors:
Allan Yap
Hong Kong
Chairman and Chief Executive Officer
Burcon NutraScience Corporation

Johann F. Tergesen 4
Vancouver, British Columbia
President and Chief Operating Officer
Burcon NutraScience Corporation

Rosanna M.W. Chau
Hong Kong
Deputy Chairman and
Managing Director
ITC Corporation Limited

Paul S. Westdal
Winnipeg, Manitoba
President, Agri-Tec International Inc.

Stuart MacGregor 1,2,3
Toronto, Ontario
President, MacGregor Equities Inc.

Richard O’C. Whittall 1,2,3,4
Delta, British Columbia
Partner, Watershed Capital Partners Inc.

Lawrence Wang 1,2,3
Edmonton, Alberta
Professor (Emeritus)
University of Alberta

D. Lorne Tyrrell
Edmonton, Alberta
Founding Director
Li Ka Shing Institute of Virology

Alan Chan 4
Hong Kong
Executive Director
ITC Corporation Limited

1	Member of the Audit Committee
2	Member of the Corporate Governance Committee
3	Member of the Nominating and Compensation Committee
4	Member of the Commercialization Committee

officers

Allan Yap
Chief Executive Officer

Johann F. Tergesen
President and Chief Operating Officer

Jade Cheng
Chief Financial Officer and Treasurer

Dorothy K.T. Law
Senior Vice-President, Legal and Corporate Secretary

Randy Willardsen
Senior Vice-President, Process

Martin Schweizer
Vice-President, Technical Development

This Annual Report contains forward-looking statements that relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. They are subject to a number of risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances.

www.burcon.ca

Puratein®, SuperteinTM and Clarisoy® are trademarks of Burcon NutraScience Corporation